Schedule 13D Amendment 2.wpd
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*

                             CHAD THERAPEUTICS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    157228107
                                 (CUSIP Number)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2400,
                      Kansas City, MO 64108, (816) 292-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 11, 2002
             (Date of Event Which Requires Filing of This Statement)


If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [__]


Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 pages)

--------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    David L. Johnson

(2) Check the Appropriate Box        (a)  _______
    if a Member of a Group*          (b)  _______

(3) SEC Use Only

(4) Source of funds
      PF**

(5) Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)             ______

(6) Citizenship or Place of Organization
    United States

    Number of shares                (7)    Sole Voting Power
    beneficially owned                      0
    by each reporting
    person with:                    (8)    Shared Voting Power
                                            356,900

                                    (9)    Sole Dispositive Power
                                            0

                                    (10)   Shared Dispositive Power
                                            356,900

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
      356,900

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ____

(13) Percent of Class Represented by Amount in  Row (11)
      3.5%

(14) Type of Reporting Person*
      IN

*  See Instructions before Filling Out!
** A portion of the funds were obtained by purchasing on a margin account.

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


(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Sandra L. Castetter

(2)  Check the Appropriate Box     (a) _____
     if a Member of a Group*       (b) _____

(3)  SEC Use Only

(4)  Source of funds
      PF**

(5)  Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)     ______

(6)  Citizenship or Place of Organization
     United States

     Number of shares           (7)  Sole Voting Power
     beneficially owned              None
     by each reporting
     person with:               (8)  Shared Voting Power
                                     356,900

                                (9)  Sole Dispositive Power
                                     None

                                (10) Shared Dispositive Power
                                     356,900

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
     356,900

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*_____

(13) Percent of Class Represented by Amount in  Row (11)
     3.5%

(14) Type of Reporting Person*
     IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

Item 1.  Security and Issuer.

     This Amendment No. 3 to the Schedule 13D relates to the common stock, par value $.01 per share (the "Shares"), of Chad Therapeutics, Inc., a California corporation (the "Company"), whose principal executive offices are located at 21622 Plummer Street, Chatsworth, California 91311.

Item 2.  Identity and Background.

     This report is filed by David L. Johnson, ("Mr. Johnson") and Sandra L. Castetter ("Ms. Castetter"), (collectively, the "Reporting Persons").

     The Reporting Persons are no longer "Reporting Persons" for purposes of the requirements of Section 13 of the Securities Exchange Act of 1934, and are no longer required to file a Schedule 13D because, as of October 2, 2002, the Reporting Persons no longer beneficially own five percent or more of the outstanding Shares.

Item 3.     Source and Amount of Funds or Other Consideration.

     Except for the amendment to Annex A to the Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on August 22, 2002 ("Amendment No. 2"), none of the Reporting Persons have purchased Shares since Amendment No. 2 was filed.

Item 4.   Purpose of Transaction.

     The "Committee To Restore Chad Shareholder Value" (the "Committee") was dissolved after the Company's 2002 Annual Meeting and the Reporting Persons are no longer a group for Schedule 13D reporting purposes. See Item 6 for where you can find more information.

     In addition, as indicated above, because of the sale of shares described in
Item 5 below,  the Reporting  Persons are no longer  required to file reports on
Schedule 13D because the Reporting Persons no longer own five (5) percent or more of the outstanding Shares

Item 5. Interest in the Securities of the Issuer.

     As of the close of business on October 2, 2002, the Reporting Persons collectively own 356,900 shares of common stock, constituting 3.5% of the outstanding Shares. On October 2, 2002, the Reporting Persons sold 350,100 Shares in a private transaction, at which point the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Shares.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     The Committee was dissolved after the Company's 2002 Annual Meeting and the Reporting Persons are no longer a group for Schedule 13D reporting purposes. Further information regarding the Committee can be found in the original
Schedule 13D and Amendment No. 1 to be separately filed by the Committee.

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

Annex A

     Annex A of Amendment No. 2 is hereby amended to include the additional information regarding purchases by David L. Johnson and Sandra L. Castetter prior to the filing of Amendment No. 2.

                   PURCHASES OF CHAD THERAPEUTICS, INC. STOCK

DAVID L. JOHNSON & SANDRA L. CASTETTER

         DATE                       QUANTITY                  PRICE PER SHARE

July
7/24/02                             5,000                         $2.55
8/01/02                             5,000                         $2.55
8/08/02                             5,000                         $2.52


    Grand Total       15,000





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

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



BOND PURCHASE, L.L.C.,
a Missouri limited liability company


By:    /s/ David L. Johnson            Date: October 17, 2002
    Name:  David L. Johnson
    Title: Member


/s/ David L. Johnson                   Date: October 17, 2002
    David L. Johnson


/s/ Sandra L. Castetter                Date: October 17, 2002
    Sandra L. Castetter

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